SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)*


                                 UDATE.COM, INC.
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                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)


                                   903495-10-9
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                                 (CUSIP Number)


                                                with a copy to:
    Terrence Lee Zehrer                       Edward S. Rosenthal
  2008 1/2 Nob Hill Ave. North       Fried, Frank, Harris, Shriver & Jacobson
     Seattle, WA 98109                 350 South Grand Avenue, Suite 3200
      (206) 851-6156                     Los Angeles, California 90071
                                                 (213) 473-2000

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               March 29, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903495-10-9              13D

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TERRENCE LEE ZEHRER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                    (See Instructions)   (b)  [ ]

        NOT APPLICABLE.

3   SEC USE ONLY


4   SOURCE OF FUNDS (See Instructions)

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE.

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               6,147,121

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           -0-

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             3,959,621

                10  SHARED DISPOSITIVE POWER

                        2,187,500

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,147,121

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        24.5%

14  TYPE OF REPORTING PERSON (See Instructions)

        IN

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of uDate.com, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is New Enterprise House, St. Helens Street, Derby, England DE1 3GY.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a)-(c), (f) This Schedule 13D is being filed by Terrence Lee Zehrer, an individual ("Mr. Zehrer"). Mr. Zehrer is semi-retired and not presently employed other than as a consultant to the Issuer pursuant to the terms of the consulting agreement described in Item 3 below. Mr. Zehrer's residence address is 2008 1/2 Nob Hill Ave. North, Seattle, WA 98109, U.S.A. Mr. Zehrer is a citizen of the United States of America.

          (d)-(e) During the five years prior to the date hereof, Mr. Zehrer has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          Mr. Zehrer acquired 6,163,427 shares of Common Stock (the "Initial Shares") at the closing of the transactions effected pursuant to the Agreement and Plan of Merger dated as of February 13, 2001 and amended as of February 23, 2001 among the Issuer, uDate.com, Inc., a California corporation and the predecessor in interest to the Issuer, KCI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer (the "Acquisition Sub"), Kiss.com, Inc., a Washington corporation ("Kiss.com") and Mr. Zehrer (the "Kiss.com Merger Agreement"). At the effective time of the merger contemplated by the Kiss.com Merger Agreement, Kiss.com merged with and into the Acquisition Sub, whereupon Kiss.com became a wholly-owned subsidiary of the Issuer (the "Kiss.com Merger"). In the Kiss.com Merger, among other things, the Issuer issued 6,249,998 shares of Common Stock and notes in the aggregate principal amount of $5,000,000 (the "Kiss.com Notes") to the former shareholders of Kiss.com, in exchange for all of Kiss.com's issued and outstanding shares. Mr. Zehrer was the former majority shareholder of Kiss.com and received the Initial Shares and a promissory note in the principal amount of $4,893,449.09 (the "Zehrer Note") of the Issuer as a result of the Kiss.com Merger. Subsequent to the closing of the Kiss.com Merger, Mr. Zehrer has been issued an additional 241,824 shares of Common Stock as liquidated damages for the failure to pay the principal amount of the Zehrer Note, as described in Item 6 below (the "Zehrer Note Shares"). Following the closing of the Kiss.com Merger, Mr. Zerher made a gift of 262,500 of the Initial Shares to certain former employees of Kiss.com.

          The Initial Shares and the Zehrer Note Shares held by Mr. Zehrer are herein referred to as the "Shares."

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Mr. Zehrer has acquired the Shares for investment purposes.

          Except as stated in this response to Item 4 or in other Items of this Schedule 13D (which Items are incorporated hereby by reference), Mr. Zehrer in his individual capacity (and not solely by virtue of his service on the board of directors of the Issuer) currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, although Mr. Zehrer reserves the right to develop such plans or proposals.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          (a)-(c) Mr. Zehrer is the direct beneficial owner of 6,101,183.5 shares of Common Stock, constituting approximately 24.3% of the issued and outstanding shares of Common Stock.

          As disclosed in Item 6 below, pursuant to the terms of the Escrow Agreement, 2,141,562.5 shares of Common Stock beneficially owned by Mr. Zehrer have been placed in escrow to secure Mr. Zehrer's indemnification obligations under the Merger Agreement (the "Zehrer Escrow Agreement Shares"). An additional 45,937.5 shares of Common Stock are also subject to the Escrow Agreement (the "Additional Escrow Agreement Shares"), which shares secure the indemnification obligations of certain former stockholders of Kiss.com (other than Mr. Zehrer) under the Merger Agreement. Because Mr. Zehrer is granted voting power with respect to the Additional Escrow Agreement Shares as well as the Zehrer Escrow Agreement Shares, Mr. Zehrer may be deemed to beneficially own an aggregate of 6,147,121 shares of Common Stock, representing approximately 24.5% of the issued and outstanding shares of Common Stock. Mr. Zehrer disclaims beneficial ownership of the Additional Escrow Agreement Shares.

          Mr. Zehrer may be deemed to share dispositive power with respect to the Zehrer Escrow Agreement Shares and the Additional Escrow Agreement Shares with Riggs Bank N.A., the Escrow Agent, which is entitled to retain and dispose of such shares in certain circumstances as provided in the Escrow Agreement.

          On February 5, 2002 and March 5, 2002, the Issuer issued to Mr. Zehrer 8,128 and 4,370 shares of Common Stock, respectively, pursuant to the Common Stock Issuance Provision (as defined below) of the Zehrer Note, as described in Item 6 below. The Issuer is required to issue additional shares of Common Stock pursuant to the Common Stock Issuance Provision on or before the fifth business day following the end of each month until the Zehrer Note is repaid in full. The amount of each such future issuance of Common Stock is not currently determinable and is calculated pursuant to a formula based on the then-outstanding principal amount of the Zehrer Note, as described in Item 6 below.

          Except as stated in response to this Item 5 or in other Items of this Schedule 13D (which Items are incorporated hereby by reference), Mr. Zehrer has not effected any transaction in Common Stock during the past 60 days.

          (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -----------------------------------------------------------------

          In connection with the Kiss.com Merger described in Item 3 above, Mr. Zehrer and certain other stockholders of Kiss.com (the "Escrow Agreement Stockholders") entered into an Escrow Agreement dated as of March 29, 2001, by and among the Issuer, Mr. Zehrer, Riggs Bank N.A. (the "Escrow Agent") and the stockholders of Kiss.com named thereon (the "Escrow Agreement"). Pursuant to the Merger Agreement and the Escrow Agreement, the Escrow Agreement Stockholders agreed to establish an escrow account to secure the indemnification obligations of the stockholders of Kiss.com receiving consideration pursuant to the terms of the Merger Agreement. An aggregate of 2,187,500 shares of Common Stock were deposited with the Escrow Agent (the "Escrow Shares"), to be distributed to the Escrow Agreement Stockholders fifteen months after the closing of the Merger (or June 29, 2002), less any shares retained by the Escrow Agent having a value equal to the amount of any indemnification claim made under the Merger Agreement. The Escrow Agreement provides that the respective interests of each Escrow Agreement Stockholder in the Escrow Shares are not assignable or transferable, other than by operation of law. Mr. Zehrer is the representative of all of the Escrow Agreement Stockholders and accordingly has voting control over all 2,187,500 of the Escrow Shares while they remain in escrow. Pursuant to the terms of the Escrow Agreement, Mr. Zehrer is entitled to receive 2,141,562.5, or 97.9%, of the Escrow Shares upon the distribution of such shares pursuant to the Escrow Agreement.

          A copy of the Escrow Agreement is attached hereto as Exhibit A and is specifically incorporated herein by reference, and the description herein of the Escrow Agreement is qualified in its entirety by reference to such Escrow Agreement.

          In connection with the Kiss.com Merger, Mr. Zehrer and uDate.com entered into a Consulting Agreement, dated as of March 29, 2001 (the "Consulting Agreement"). Pursuant to the terms of the Consulting Agreement, the Issuer engaged Mr. Zehrer to provide consulting services to the Issuer as such services are requested by the Issuer from time to time and mutually agreed by the parties. The Issuer is obligated to pay Mr. Zehrer a consulting fee of $10,000 per month and to provide certain additional fringe benefits, including the payment of authorized business expenses of up to $500 per month. The Consulting Agreement continues in full force and effect until the Zehrer Note is paid in full. In addition, Mr. Zehrer may terminate the Consulting Agreement upon 30 days prior written notice to the Issuer. The Consulting Agreement contains certain other agreements of the parties, including nondisclosure, non-competition and non-solicitation agreements of Mr. Zehrer. A copy of the Consulting Agreement is attached hereto as Exhibit B and is specifically incorporated herein by reference, and the description herein of the Consulting Agreement is qualified in its entirety by reference to such Consulting Agreement.

          Mr. Zehrer and the other former shareholders of Kiss.com were granted registration rights with respect to the shares of Common Stock that they received in the Kiss.com Merger. The Registration Rights Agreement, dated as of March 28, 2001, among the Issuer, Mr. Zehrer, and such other former shareholders of Kiss.com (the "Registration Rights Agreement") is included as Exhibit C hereto and is specifically incorporated herein by reference, and the description herein of the Registration Rights Agreement is qualified in its entirety by reference to such Registration Rights Agreement.

          As disclosed in Item 3 above, in connection with the Kiss.com Merger, the Zehrer Note was issued to Mr. Zehrer. The Zehrer Note bears interest at a rate of 7% per annum, provided that upon an event of default (as defined in the Zehrer Note) the interest rate shall be increased to 15% per annum or the highest rate permitted by law, whichever is lesser. For as long as any principal, interest or other obligations under the Zehrer Note remains outstanding, on or before the fifth business day following the end of each month the Issuer is obligated to pay ratably to the holders of the Kiss.com Notes (including the Zehrer Note) an aggregate amount of cash equal to 20% of the Issuer's and its subsidiaries' gross revenues from the internet dating business for the month then ended.

          As long as any amounts of principal, interest or other obligations under the Zehrer Note remain outstanding, the Issuer has agreed that on or before the fifth business day following the end of each month, it shall issue to Mr. Zehrer that number of shares of Common Stock equal to two percent (2%) of the aggregate principal amount of the Zehrer Note outstanding as of the end of the month then-ended, divided by the greater of (i) $2.00 per share and (ii) the Average Price (the "Common Stock Issuance Provision"). Mr. Zehrer shall be deemed, without any further action by Mr. Zehrer, to have become a holder of record of such shares of common stock as of the last day of the month then-ended. These issuances represent liquidated damages for the failure to repay the Zehrer Note. "Average Price" means the average of the last reported sale prices per share of Common Stock in the over-the-counter market (or on such other exchange or market on which Common Stock is then listed or quoted) over the last five consecutive trading days of the month then-ended (subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split, or similar event affecting the common stock since the beginning of such five-day period. An aggregate of 246,194 shares of common stock have been issued to Mr. Zehrer to date pursuant to the Common Stock Issuance Provision of the Zehrer Note as described above.

          The Issuer has also agreed that upon the completion of any equity or debt Issuer financing(s) after such date to promptly make a payment to the holder of the Zehrer Note of such amount of the proceeds from the financing(s) until all principal, interest and other obligations under this Note are paid in satisfied in full.

          A copy of the Zehrer Note is attached hereto as Exhibit D and is specifically incorporated herein by reference, and the description herein of the Zehrer Note is qualified in its entirety by reference to such Zehrer Note.

          Pursuant  to  the  Kiss.com  Merger  Agreement,  Mr.  Zehrer  was
appointed to the Issuer's board of directors effective immediately following the Merger, and the Issuer is required to cause Mr. Zehrer to be renominated for election to its board of directors so long as Mr. Zehrer beneficially owns more than 12.5% of the Common Stock issued and outstanding on the date that the Issuer files its proxy statement with respect to any annual or special meeting for the election of directors. The Kiss.com Merger Agreement is included as Exhibit E hereto and is specifically incorporated herein by reference, and the description herein of the Kiss.com Merger Agreement is qualified in its entirety by reference to such Kiss.com Merger Agreement.

          Except as set forth in this Item 6, Mr. Zehrer has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

              DOCUMENT
              --------

     Exhibit A  --  Escrow  Agreement,  dated as of March 29, 2001,  by and among uDate.com, Inc., Terrence Lee Zehrer, Riggs Bank N.A. and the Stockholders of Kiss.com Inc. listed on the signature pages thereto.

     Exhibit B  --  Consulting  Agreement,  dated as of March 27, 2001,  by and between uDate.com, Inc. and Lee Zehrer.*

     Exhibit C  --  Registration  Rights  Agreement,  dated as of March 28,
                    2001, by and among uDate.com, Inc., a Delaware corporation, as successor to uDate.com, Inc., a California corporation (the "Company"), and the purchasers of the Company's common stock listed on the signature pages thereto. **

     Exhibit D  --  uDate.com,  Inc. and KCI Acquisition  Corp.  Promissory
                    Note dated as of March 29, 2001, in the original principal amount of $4,893,499.09. *

     Exhibit E  --  Agreement and Plan of Merger,  dated as of February 13,
                    2001 and amended as of February 23, 2001, among the Company, KCI Acquisition Corp., Kiss.com, Inc. and Lee Zehrer. **

          * Incorporated by reference to the Current Report on Form 8-K filed by the Issuer on April 6, 2001.

          ** Incorporated by reference to the Annual Report on Form 10-KSB filed by the Issuer on April 2, 2001.

                                 SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 12, 2002




                                /s/ T.L. Zehrer
                                --------------------------------
                                Terrence Lee Zehrer

EXHIBIT INDEX

              DOCUMENT
              --------

     Exhibit A  --  Escrow  Agreement,  dated as of March 29, 2001,  by and among uDate.com, Inc., Terrence Lee Zehrer, Riggs Bank N.A. and the Stockholders of Kiss.com Inc. listed on the signature pages thereto.

     Exhibit B  --  Consulting  Agreement,  dated as of March 27, 2001,  by and between uDate.com, Inc. and Lee Zehrer.*

     Exhibit C  --  Registration  Rights  Agreement,  dated as of March 28,
                    2001, by and among uDate.com, Inc., a Delaware corporation, as successor to uDate.com, Inc., a California corporation (the "Company"), and the purchasers of the Company's common stock listed on the signature pages thereto. **

     Exhibit D  --  uDate.com,  Inc. and KCI Acquisition  Corp.  Promissory
                    Note dated as of March 29, 2001, in the original principal amount of $4,893,499.09. *

     Exhibit E  --  Agreement and Plan of Merger,  dated as of February 13,
                    2001 and amended as of February 23, 2001, among the Company, KCI Acquisition Corp., Kiss.com, Inc. and Lee Zehrer. **

          * Incorporated by reference to the Current Report on Form 8-K filed by the Issuer on April 6, 2001.

          ** Incorporated by reference to the Annual Report on Form 10-KSB filed by the Issuer on April 2, 2001.